SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2003

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F   ☒                 Form 40-F   ☐

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes   ☐                 No   ☒

SIGNATURES
Financial Results (Consolidated) for the Fiscal Yr
Announcement on the Repurchasing of Makita Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
(Signature) Masahiko Goto President

Date: April 28, 2003

EXHIBITS

Exhibit Number

1.	Financial Results (Consolidated) for the fiscal year ended March 31, 2003
2.	Announcement on the Repurchasing of Makita Shares